Exhibit 99.1

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

The following is unaudited consolidated financial information for our subsidiary, The Rouse Company L.L.C. (“TRCLLC”), as of March 31, 2011 and December 31, 2010 and for the three months ended March 31, 2011 and 2010.

TRCLLC (also, the “Successor”, “we” or “us”) is a Delaware limited liability company, formed on November 9, 2010 (the “Effective Date”) through voluntary conversion of The Rouse Company Limited Partnership (“TRCLP” or the “Predecessor”) into a limited liability company. TRCLLC is a subsidiary of General Growth Properties, Inc. (“GGP” or the “Company”), a Delaware corporation, formerly known as New GGP, Inc., which was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”.

Reorganization under Chapter 11 and the Plan

GGP and certain of its domestic subsidiaries, including TRCLP and certain of its subsidiaries, had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) on April 16, 2009 (the “Petition Date”) and emerged from bankruptcy, pursuant to a plan of reorganization (the “Plan”) on November 9, 2010 (the “Effective Date”) as described below.  On April 22, 2009, certain additional domestic subsidiaries (collectively with the subsidiaries filing on the Petition Date and the Predecessor, the “Debtors”) of the Predecessor also filed voluntary petitions for relief in the Bankruptcy Court (collectively, the “Chapter 11 Cases”).

On August 17, 2010, GGP filed with the Bankruptcy Court its third amended and restated disclosure statement and the plan of reorganization, supplemented on September 30, 2010 and October 21, 2010 for the remaining Debtors in the Chapter 11 Cases. Prior to the Effective Date, approximately 262 Debtors had emerged from bankruptcy during 2010 and 2009.  On October 21, 2010, the Bankruptcy Court entered an order confirming the Plan.  Pursuant to the Plan, on the Effective Date, the Predecessor merged with a wholly-owned subsidiary of New GGP, Inc. and New GGP, Inc. was renamed General Growth Properties, Inc.  Also pursuant to the Plan, prepetition creditor claims were satisfied in full and equity holders received newly issued common stock in New GGP, Inc. and in The Howard Hughes Corporation, a newly formed real estate company (“HHC”).

The Plan was based on the agreements (collectively, as amended and restated, the “Investment Agreements”) with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (the “Brookfield Investor”), an affiliate of Fairholme Funds, Inc. (“Fairholme”) and an affiliate of Pershing Square Capital Management, L.P. (“Pershing Square” and together with the Brookfield Investor and Fairholme, the “Plan Sponsors”), pursuant to which the Predecessor would be divided into two companies, New GGP, Inc. and HHC, and the Plan Sponsors would invest in the Company’s standalone emergence plan.  In addition, the Predecessor entered into an investment agreement with Teachers Retirement System of Texas (“Texas Teachers”).  The Plan Sponsors also entered into an agreement with affiliates of the Blackstone Group (“Blackstone”) whereby Blackstone subscribed for equity in New GGP and HHC.

The structure of the Plan Sponsors’ investments triggered the application of the acquisition method of accounting, as the Plan and the consummation of the Investment Agreements and the Texas Teachers investment agreement constituted a ‘‘transaction or event in which an acquirer obtains control of one or more businesses’’ or a ‘‘business combination’’ requiring such application. New GGP, Inc. was the acquirer that obtained control as it obtained all of the common stock of the Predecessor (a business for purposes of applying the acquisition method of accounting) in exchange for issuing its stock to the Predecessor common stockholders on a one-for-one basis (excluding fractional shares).  The acquisition method of accounting was applied at the Effective Date and, therefore, the Consolidated Balance Sheets at March 31, 2011 and December 31, 2010 and the Consolidated Statement of Income and Comprehensive Income, the Consolidated Statement of Equity and the Consolidated Statement of Cash Flows for the three months ended March 31, 2011 reflect the revaluation of the Predecessor’s assets and liabilities to Fair Value as of the Effective Date.

As TRCLLC is a subsidiary of GGP, the effects of the acquisition method of accounting have been applied to the assets and liabilities of the Consolidated Balance Sheet of TRCLLC as of the Effective Date.  In addition, the Successor’s Consolidated Statement of Income and Comprehensive Income, Consolidated Statement of Cash Flows and Consolidated Statement of Capital for the three months ended March 31, 2011 reflects the revaluation of TRCLLC assets and liabilities to Fair Value to present the impacts of acquisition accounting as of the Effective Date.

Pursuant to the Plan, prior to the Effective Date, TRCLP distributed the HHC Properties it indirectly owned to GGP to facilitate the HHC distribution described above.  In addition, TRCLP distributed various operating properties including a private REIT that owned a noncontrolling interest in GGPLP L.L.C. to GGP.  The operations of these properties have been reported in the Predecessor periods as discontinued operations in the Consolidated Statements of Income and Comprehensive Income.

Prior to the Effective Date, through a series of transactions, properties owned by GGP were contributed to TRCLP.  In accordance with generally accepted accounting principles (“GAAP”) guidance established for mergers involving affiliates under common control, the financial statements of the Predecessor have been recast to include the results of these properties for all periods presented, similar to a pooling of interests.

Claims resolution process

As permitted under the bankruptcy process, the Debtors’ creditors filed proofs of claim with the Bankruptcy Court. Through the claims resolution process, the Company identified many claims which were disallowed by the Bankruptcy Court for a number of reasons, such as claims that were duplicative, amended or superseded by later filed claims, were without merit, or were otherwise overstated. Throughout the Chapter 11 proceedings, the Company resolved many claims through settlement or objections ordered by the Bankruptcy Court. The Company will continue to settle claims and file additional objections with the Bankruptcy Court.

Although as of the Effective Date all Debtors have emerged from bankruptcy, certain differences between liability amounts estimated by the Debtors and claims submitted by creditors have not yet been resolved and may be submitted to the Bankruptcy Court which will make a final determination of the allowable claim.  The various plans of reorganization of the Debtors provide that all allowed claims, that is, undisputed or Bankruptcy Court affirmed claims of creditors against the Debtors, are to be paid in full. Our aggregate liabilities include provisions for claims against Debtors that were timely submitted to the Bankruptcy Court and have been recorded, as appropriate, based upon the accounting guidance for the recognition of contingent liabilities and on our evaluations of such claims. Accordingly, we currently believe that the aggregate amount of claims recorded by the Debtors will not vary materially from the amount of claims that will ultimately be allowed or resolved by the Bankruptcy Court.

We recorded an estimate of these claims based upon the best available evidence of amounts to be paid. However, it should be noted that the claims resolution process is uncertain and adjustments to claims estimates could result in adjustments to our financial statements in future periods.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLLC, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as a permanent element of capital. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim period ended March 31, 2011 are not necessarily indicative of the results to be obtained for the full fiscal year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, significant estimates and assumptions have been made with respect to Fair Values of assets and liabilities for purposes of applying the acquisition method of accounting, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets.  Actual results could differ from these and other estimates.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLLC’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2010 have not changed during the three months ended March 31, 2011.

MANAGEMENT’S DISCUSSION OF TRCLLC OPERATIONS AND LIQUIDITY

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $0.8 million in the first three months of 2011 as compared to the first three months of 2010.

Operating expenses

Operating expenses increased by $22.5 million primarily due to $29.0 million increase in depreciation and amortization of the step-up in basis of our assets due to the application of acquisition accounting in the fourth quarter of 2010 offset by an $11.1 million reduction in provisions for impairment. Based on the results of the Predecessor’s evaluations for impairment, we recognized impairment charges of $11.1 million for the three months ended March 31, 2010 related to The Pines Mall located in Pine Bluff, Arkansas.

Interest Expense

Interest expense decreased by $15.8 million as compared to the first three months of 2010 primarily due to a $6.1 million decrease in bond interest expense relating to the paydown of $595.0 million of bond principal at Emergence and a $9.0 million change in market rate amortization.

Provision for income taxes

The provision for income taxes for the three months ended March 31, 2011 and 2010 was $0.3 million.

Equity in income of unconsolidated real estate affiliates

The decrease in equity in income of Unconsolidated Real Estate Affiliates for the three months ended March 31, 2011 was primarily due to an increase in depreciation and amortization of the step-up in basis of our investment in and loans to / from Unconsolidated Real Estate Affiliates due to the application of acquisition accounting in the fourth quarter of 2010.  In addition, the decrease is partially due to our investment in the Brazilian joint venture, Aliansce Shopping Centers S.A. (“Aliansce”), in which we recorded a $15.3 million gain in the three months ended March 31, 2010 as a result of Aliansce’s initial public offering of its common shares on the Brazilian Stock Exchange.

Reorganization Items

Reorganization items are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the Consolidated Statements of Income and Comprehensive Income of the Predecessor. Reorganization items include legal fees, professional fees and similar types of expenses, resulting from activities of the reorganization process, gains on liabilities subject to compromise directly related to the Chapter 11 Cases, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases.

However, this amount primarily reflects only gains or losses resulting from activities of the reorganization process, the gains resulting from agreements reached with certain critical vendors, all of which were specifically identifiable with individual properties.  Trustee fees were paid by individual debtors. Any other allocations of costs have not been made to individual debtors as all other costs were subject to Bankruptcy Court approval.

Cash position and liquidity at March 31, 2011

TRCLLC’s cash and cash equivalents increased $3.9 million to $907.5 million as of March 31, 2011. The cash position of TRCLLC is largely determined at any point in time by the relative short-term demands for cash by TRCLLC and GGP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2011	2010
	(In thousands)
Assets:
Investment in real estate:
Land	$1,054,011	$1,061,345
Buildings and equipment	5,492,233	5,612,047
Less accumulated depreciation	(105,214)	(39,544)
Developments in progress	41,415	38,887
Net property and equipment	6,482,445	6,672,735
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,811,810	1,825,367
Net investment in real estate	8,294,255	8,498,102
Cash and cash equivalents	907,469	903,571
Accounts and notes receivable, net	31,041	25,236
Deferred expenses, net	50,065	55,392
Prepaid expenses and other assets	600,486	676,157
Total assets	$9,883,316	$10,158,458

Liabilities and Equity:
Mortgages, notes and loans payable	$5,141,021	$5,165,920
Accounts payable and accrued expenses	461,538	492,960
Total liabilities	5,602,559	5,658,880

Commitments and Contingencies	—	—

Capital:
Members’ capital	7,109,008	7,136,920
Receivable from General Growth Properties, Inc.	(2,849,226)	(2,658,758)
Accumulated other comprehensive income	276	—
Members’ capital attributable to General Growth Properties, Inc.	4,260,058	4,478,162
Noncontrolling interests in Consolidated Real Estate Affiliates	20,699	21,416
Total capital	4,280,757	4,499,578
Total liabilities and capital	$9,883,316	$10,158,458

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Successor	Predecessor
	Three Months Ended March 31,
	2011	2010
	(In thousands)
Revenues:
Minimum rents	$126,277	$128,015
Tenant recoveries	61,680	60,802
Overage rents	2,581	2,550
Other	4,307	4,925
Total revenues	194,845	196,292
Expenses:
Real estate taxes	21,397	21,536
Property maintenance costs	9,923	8,736
Marketing	1,889	1,717
Other property operating costs	34,443	34,458
(Recovery of) provision for doubtful accounts	(805)	1,592
Property management and other costs	12,516	6,681
Provisions for impairment	—	11,064
Depreciation and amortization	74,261	45,323
Total expenses	153,624	131,107
Operating income	41,221	65,185

Interest income	152	13
Interest expense	(69,461)	(85,255)
Loss before income taxes, noncontrolling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(28,088)	(20,057)
Provision for income taxes	(301)	(300)
Equity in income of Unconsolidated Real Estate Affiliates	1,124	26,507
Reorganization items	—	7,921
(Loss) income from continuing operations	(27,265)	14,071
Discontinued operations	(1,299)	93,460
Net (loss) income	(28,564)	107,531
Allocation to noncontrolling interests	652	(55)
Net (loss) income attributable to General Growth Properties, Inc.	$(27,912)	$107,476

Comprehensive (loss) income:
Net (loss) income	$(28,564)	$107,531
Other comprehensive income (loss):
Foreign currency translation	276	(4,292)
Other comprehensive (loss) income	(28,288)	103,239
Comprehensive income allocated to noncontrolling interests	652	(55)
Comprehensive (loss) income, net attributable to General Growth Properties Inc.	$(27,636)	$103,184

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

	Members’ Capital	Accumulated other comprehensive income (loss)	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital
	(In thousands)
Predecessor
Balance at January 1, 2010 (Predecessor)	$9,861,625	$42,438	$(4,781,555)	$20,719	$5,143,227

Net income	107,476	—	—	55	107,531
Receivable from General Growth Properties, Inc.	—	—	(10,609)	—	(10,609)
Other comprehensive loss	—	(4,292)	—	—	(4,292)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	(33)	—	—	(501)	(534)
Balance at March 31, 2010 (Predecessor)	$9,969,068	$38,146	$(4,792,164)	$20,273	$5,235,323

Successor
Balance at January 1, 2011 (Successor)	$7,136,920	$—	$(2,658,758)	$21,416	$4,499,578

Net loss	(27,912)	—	—	(652)	(28,564)
Other comprehensive income	—	276	—	—	276
Receivable from General Growth Properties, Inc.		—	(190,468)	—	(190,468)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(65)	(65)
Balance at March 31, 2011 (Successor)	$7,109,008	$276	$(2,849,226)	$20,699	$4,280,757

CONSOLIDATED STATEMENTS OF CASH FLOW

(UNAUDITED)

	Successor	Predecessor
	Three Months Ended March 31
	2011	2010
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(28,564)	$107,531
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(1,124)	(33,276)
Provision for doubtful accounts	(805)	2,922
Distributions received from Unconsolidated Real Estate Affiliates	3,132	19,442
Depreciation	71,270	93,824
Amortization	2,991	5,931
Amortization of deferred financing costs	13	2,415
(Accretion) amortization of debt market rate adjustments	(6,409)	4,704
Amortization of intangibles other than in-place leases	7,750	1,149
Straight-line rent amortization	(7,841)	(6,712)
Provisions for impairment	—	11,318
Land development and acquisition expenditures	—	(15,395)
Cost of land sales	—	1,326
Net loss on dispositions	1,487	—
Deferred income taxes	—	2,317
Decrease (increase) in restricted cash	5,913	(573)
Reorganization items - finance costs related to emerged entities	—	35,353
Non-cash reorganization items	—	(111,563)
Net changes:
Accounts and notes receivable	2,559	13,416
Prepaid expenses, deferred expenses and other assets	6,013	20,111
Accounts payable and accrued expenses	21,077	27,949
Other, net	—	(212)
Net cash provided by operating activities	77,462	181,977

Cash flows from investing activities:
Development of real estate and property additions/improvements	(11,599)	(43,026)
Proceeds from sales of investment properties	131,867	1,675
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	12,561	2,814
Increase in investments in Unconsolidated Real Estate Affiliates	(612)	(16,058)
Decrease (increase) in restricted cash	2,885	(2,452)
Other, net	27	1,353
Net cash provided by (used in) investing activities	135,129	(55,694)

Cash flows from financing activities:
Principal payments on mortgages, notes and loans payable	(18,160)	(67,690)
Advances to General Growth Properties, Inc.	(190,468)	(10,609)
Distributions to noncontrolling interests	(65)	(1,206)
Contributions from noncontrolling interests	—	586
Finance costs related to emerged entities	—	(35,353)
Other, net	—	(34)
Net cash used in financing activities	(208,693)	(114,306)

Net change in cash and cash equivalents	3,898	11,977
Cash and cash equivalents at beginning of period	903,571	49,735
Cash and cash equivalents at end of period	$907,469	$61,712

CONSOLIDATED STATEMENTS OF CASH FLOW (Continued)

(UNAUDITED)

	Successor	Predecessor
	Three Months Ended March 31
	2011	2010
	(In thousands)
Supplemental disclosure of cash flow information:

Interest paid	$55,731	$114,376
Interest capitalized	155	10,292
Income taxes paid	84	977
Reorganization items paid	353	35,353
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$2,152	$(20,254)
Change in deferred contingent property acquisition liabilities	—	(177)
Debt market rate adjustments related to emerged entities	—	128,484